EXHIBIT 11 COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
NUMERATOR:
Net income (loss) attributable to the Company – common shares	$(69,099)	$1,410	$71,001	$(32,108)
Net income (loss) attributable to the Company per common share – basic and diluted	$(69,099)	$1,410	$71,001	$(32,108)

DENOMINATOR:
Weighted average common shares outstanding - basic	360,233	359,538	360,074	359,317
Stock options and restricted stock(1)	—	2,065	1,080	—
Weighted average common shares outstanding - diluted	360,233	361,603	361,154	359,317

Net income (loss) attributable to the Company per common share:
Basic	$(0.19)	$—	$0.20	$(0.09)
Diluted	$(0.19)	$—	$0.20	$(0.09)

(1)
Outstanding equity awards of 8.3 million and 2.4 million for the three months ended June 30, 2016 and 2015, respectively, and 5.2 million and 8.5 million for the six months ended June 30, 2016 and 2015, respectively, were not included in the computation of diluted earnings per share because to do so would have been antidilutive.